UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. )

Corning Natural Gas Holding Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
219387107
(CUSIP Number)
Christopher J. Hubbert 1375 East Ninth St 29th Floor Cleveland OH 44114 216-736-7215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

SCHEDULE 13D CUSIP No. 219381100 Page 2
1	NAME OF REPORTING PERSONS Ted W. Gibson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,741 shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 156,139 shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,139 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03%*
14	TYPE OF REPORTING PERSON IN

*Calculated based on the 156,139 shares of common stock beneficially owned by Mr. Gibson, divided by the 3,059,079 currently outstanding shares of common stock.

2

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the common stock, $0.01 par value per share (the “Shares”), of Corning Natural Gas Holding Corporation (the “Company”), a New York corporation with offices at 330 West William Street, Corning, New York 14830, beneficially owned by Ted W. Gibson.

Item 2. Identity and Background.

(a)       This Schedule 13D is filed by Ted W. Gibson.

(b)       Mr. Gibson’s business address is 3397 Nambe Drive Reno, NV 89511.

(c)       Mr. Gibson has served as the chief executive officer of Classic City Mechanical, an underground utility business, since 1979. He has been a member of the Company’s board of directors since November 2006.

(d)       During the last five years, Mr. Gibson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, Mr. Gibson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Gibson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Gibson acquired the Shares reported in Item 5(c) below on the open market with his personal funds. During Mr. Gibson’s tenure on the board of directors, the Company has issued 19,740 restricted Shares to Mr. Gibson for his services as a board member

Item 4. Purpose of Transaction.

Mr. Gibson acquired his Shares for investment. As a member of the Company’s board of directors, Mr. Gibson is involved in making strategic decisions relating to the Company. Other than as a member of the board, Mr. Gibson does not have any plans or proposals which relate to or would result in any of the events enumerated in Item 4 of Regulation 13d-101 under the Securities and Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

(a)       Mr. Gibson beneficially owns 156,139 Shares, or 5.1% of the outstanding Shares of the Company.

(b)       Mr. Gibson has the sole power to vote and dispose of all 156,139 Shares he beneficially owns.

(c)       As summarized in the following table, during the last sixty days Mr. Gibson purchased 14,438 Shares in open market transactions and received 450 Shares for his services as a board member.

3

Date of Purchase	Number of Shares Purchased	Per Share Purchase Price
02/20/2020	450*	Board Compensation
02/25/2020	1,000	$18.40
02/25/2020	1,000	18.25
02/25/2020	777	18.15
03/03/2020	580	18.05
03/03/2020	144	17.80
03/06/2020	356	17.80
03/09/2020	500	17.70
03/09/2020	593	17.45
03/09/2020	1,000	17.65
03/10/2020	398	17.45
03/13/2020	1,000	16.50
03/13/2020	692	17.75
03/19/2020	1,000	14.50
03/19/2020	998	14.25
03/23/2020	2,002	14.25
03/23/2020	2,000	14.25
03/23/2020	398	14.00

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Gibson is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company required to be disclosed pursuant to Item 6 of Regulation 13d-101 under the Securities and Exchange Act of 1934.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 27, 2020                                                 /s/ Ted W. Gibson

Ted W. Gibson